UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cowen Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $.01

(Title of Class of Securities)

223622 101

(CUSIP Number)

David K. Boston, Esq.

Laura L. Delanoy, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 223622 101

1	Name of Reporting Person RCG Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 33,576,099

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,576,099

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,576,099

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 44.5%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 223622 101

1.	Name of Reporting Person C4S & CO., L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 33,576,099

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,576,099

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,576,099

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 44.5%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 223622 101

1.	Name of Reporting Person PETER A. COHEN

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 33,576,099

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 33,576,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,576,099

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 44.5%

14	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 223622 101

1.	Name of Reporting Person MORGAN B. STARK

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 33,576,099

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 33,576,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,576,099

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 44.5%

14	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 223622 101

1.	Name of Reporting Person JEFFREY M. SOLOMON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 33,576,099

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 33,576,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,576,099

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 44.5%

14	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 223622 101

1.	Name of Reporting Person THOMAS W. STRAUSS

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 33,576,099

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 33,576,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,576,099

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 44.5%

14	Type of Reporting Person IN

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D, dated January 3, 2011 (“Amendment No. 2”), amends the Schedule 13D originally filed on November 12, 2009 (the “Original 13D”), as amended, by RCG Holdings LLC, a Delaware limited liability company (“RCG”), C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), which serves as managing member of RCG, Peter A. Cohen, who serves as one of the managing members of C4S, Morgan B. Stark, who serves as one of the managing members of C4S, Jeffrey M. Solomon, who serves as one of the managing members of C4S and Thomas W. Strauss, who serves as one of the managing members of C4S. This Amendment No. 2 relates to the Class A common stock, par value $0.01 per share (the “Shares”), of Cowen Group, Inc., a Delaware corporation (the “Issuer”), with principal executive offices at 599 Lexington Avenue, 20th Floor, New York, New York 10022.  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 75,452,527 Shares outstanding as of December 1, 2010, which figure is based on the Issuer’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-3 filed on December 2, 2010.

A. RCG

(a) RCG is the beneficial owner for purposes of Rule 13d-3 of 33,576,099 Shares, which it owns directly.

Percentage: Approximately 44.5%.

(b) 1. Sole power to vote or direct vote: 33,576,099

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 33,576,099

4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the Shares by RCG in the past 60 days are as follows:

•      On December 29, 2010, RCG distributed 3,676,072 Shares to certain non-affiliate members of RCG, Stephen Lasota, the Chief Financial Officer of the Issuer, and Jerome S. Markowitz, a member of the Board of Directors of the Issuer, each of whom has withdrawn one-third of their capital from RCG as of December 31, 2010.

B. C4S

(a) C4S, as the managing member of RCG, may be deemed the beneficial owner for purposes of Rule 13d-3 of the 33,576,099 Shares owned by RCG.

Percentage: Approximately 44.5%.

(b) 1. Sole power to vote or direct vote: 33,576,099

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 33,576,099

4. Shared power to dispose or direct the disposition: 0

(c) C4S has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of RCG are as follows:

•      On December 29, 2010, RCG distributed 3,676,072 Shares to certain non-affiliate members of RCG, Stephen Lasota, the Chief Financial Officer of the Issuer, and Jerome S. Markowitz, a member of the Board of Directors of the Issuer, each of whom has withdrawn one-third of their capital from RCG as of December 31, 2010.

C. Messrs. Cohen, Stark, Strauss and Solomon

(a) Each of Messrs. Cohen, Stark, Strauss and Solomon, as a managing member of C4S, may be deemed the beneficial owner for purposes of Rule 13d-3 of the 33,576,099 Shares owned by RCG.

Percentage: Approximately 44.5%.

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 33,576,099

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 33,576,099

(c) None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of RCG are as follows:

•      On December 29, 2010, RCG distributed 3,676,072 Shares to certain non-affiliate members of RCG, Stephen Lasota, the Chief Financial Officer of the Issuer, and Jerome S. Markowitz, a member of the Board of Directors of the Issuer, each of whom has withdrawn one-third of their capital from RCG as of December 31, 2010.

(d) Certain members of RCG other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, certain Shares of Class A Common Stock that are held by RCG and that are allocated to them in connection with their ownership interest in RCG; however, these rights are limited by certain restrictions, as described in Item 6 below.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On December 29, 2010, RCG distributed 3,676,072 Shares attributable to certain RCG members to satisfy the withdrawal requests of these RCG members who are withdrawing one-third of their capital from RCG as of December 31, 2010.

Following the distribution, RCG holds 33,576,099 Shares.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2011

RCG HOLDINGS LLC

By:	C4S & Co., L.L.C.,
as managing member

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact for Jeffrey M. Solomon, as Managing Member*

C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact for Jeffrey M. Solomon, as Managing Member*

JEFFREY M. SOLOMON

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact*

PETER A. COHEN

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact*

MORGAN B. STARK

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact*

THOMAS W. STRAUSS

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact*

*    Power of Attorney given by Mr. Solomon, Mr. Cohen, Mr. Stark and Mr. Strauss was previously filed with the SEC on April 27, 2010, as an Exhibit to a Form 4 filed by Ramius LLC, the Issuer, and the Reporting Persons, as a group, with respect to Immersion Corporation.